For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. and Benton Resources Corp.  Sign a Join Venture Agreement to Explore the Swayze Greenstone Belt for Ni-Cu-PGM Mineralization

Vancouver, Canada – February 12, 2008: Pacific North West Capital Corp. (“PFN”) (TSX: PFN)   and Benton Resources Corp. (TSX.V : BTC) ("Benton") are pleased to report that they have entered into a Joint Venture (JV) agreement to undertake exploration on the Swayze Nickel Project. The Swayze Joint Venture Project is situated in the Swayze Greenstone Belt, approximately 100km south-west of Timmins, Ontario and incorporates some fifty townships.  The Swayze Greenstone Belt represents the western extension of the Abitibi Greenstone Belt, which is the host to numerous ultramafic-hosted Ni deposits including the producing Redstone Mine (Liberty) south of Timmins as well as the newly discovered Golden Chalice Occurrence.

The Swayze Joint Venture Project was initiated by both companies to include each of their property holdings within the project area.  These holdings will continue to grow through the staking and optioning of selected properties that have the potential to host nickel, copper, and PGM mineralization within the belt.  Exploration programs will be designed to identify and test priority areas within the project boundaries.  The Swayze is underlain in several areas by ultramafic flows and intrusions, some of which host historical nickel showings including the Joint Ventures’ Tooms Showing which has historically reported 2.5% Ni over 1.6m within a drill intersection of 0.63% Ni over 7.3 metres.

Pacific North West Capital and Benton have entered into a 50% - 50% Joint Venture Agreement whereby both Companies agree to bear all expenditures and participate in a single purpose unincorporated Joint Venture for the purpose of carrying out all mineral exploration for a three year period, totalling a minimum of $1,200,000.

Benton will act as Operator for the project and will be responsible for carrying out all exploration activities.

About Benton Resources Corp:

Benton Resources Corp. is a mineral exploration company listed on the TSX Venture Exchange under the symbol BTC.  Benton's aggressive and experienced management team is focused on base and precious group metal exploration. The Company's diverse property portfolio includes Canadian projects which are highly prospective for gold, uranium, platinum, palladium, nickel and copper.  The Company currently has approximately $20 million in working capital.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals.  Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and SOQUEM.  The company has approximately $9 million in working capital and securities with no debt.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	February 12, 2008